Exhibit 99.2

Celulosa Arauco y Constitución S.A. Third Quarter 2013 Results November 22th, 2013

Interim Review Third Quarter 2013 Results

November 22th, 2013

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Third Quarter 2013 Results

November 22th, 2013

HIGHLIGHTS

•	Arauco’s consolidated sales reached US$ 1,334.9 million during the third quarter of 2013, a decrease of 1.7% compared to the US$ 1,358.7 million obtained in the previous quarter. This decrease is mainly explained by lower sales of our pulp and panels division by 3.0%, and 2.5%, respectively

•	During the third quarter of 2013, consolidated Adjusted EBITDA reached US$ 319.4 million, a decrease of 7.7% compared to the US$ 345.9 million Adjusted EBITDA obtained during the second quarter of 2013

•	Arauco’s consolidated net income for the third quarter of 2013 reached US$ 117.0 million, a decrease of 28.0% or US$ 45.5 million compared to the US$ 162.5 million obtained in the second quarter of 2013

•	Capital expenditures during the third quarter of 2013 reached US$ 166.8 million, an increase of 26.1% when compared to the US$ 132.2 million invested during the second quarter of 2013

Key Figures
In U.S. Million	3Q 13	2Q 13	3Q 12	QoQ	YoY	YTD 2013	YTD 2012	YoY

Sales	1,334.9	1,358.7	1,031.2	-1.7%	29.5%	3,875,9	3,078.4	25.9%
Cost of sales	(926.5)	(904.3)	(775.8)	2.5%	19.4%	(2,677.1)	(2,237.8)	19.6%
Gross margin	408.4	454.4	255.4	-10.1%	59.9%	1,198.8	840.6	42.6%
Operating income (1)	142.5	168.2	24.8	-15.3%	474.0%	409.6	174.6	134.6%
Net income	117.0	162.5	-56.7	-28.0%	—	373.0	58.8	534.6%
Adjusted EBITDA	319.4	345.9	188.9	-7.7%	69.1%	901,3	609.2	47.9%
Adjusted EBITDA mg.	23.9%	25.5%	18.3%	-1.5%	5.6%	23.3%	19.8%	3.5%
LTM(2) Adj. EBITDA	1,170.9	1,040.7	973.8	12.5%	20.2%	1,170.9	973.8	20.2%
LTM Adj. EBITDA Mg	23.1%	21.8%	23.7%	1.3%	-0.6%	23.1%	23.7%	-0.6%
CAPEX	166.8	132.2	372.4	26.1%	-55.2%	427.2	854.3	-50.0%
Net financial debt	3,660.6	3,879.9	3,970.3	-5.7%	-7.8%	3,660.6	3,970.3	-7.8%
Net financial debt / LTM Adj. Ebitda	3.1x	3.7x	4.1x	-16.2%	-23.3%	3.1x	4.1x	-23.3%
LTM ROCE (3)	6.1%	3.8%	3.2%	61.1%	90.3%	6.1%	3.2%	90.3%

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	LTM ROCE = LTM EBIT (1-Tax) / (Working capital + Fixed assets)

Interim Review Third Quarter 2013 Results

November 22th, 2013

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	3Q 2013		2Q 2013		3Q 2012

Pulp(*)	572.9	42.9%	590.7	43.5%	491.4	47.7%
Panels(*)	502.0	37.6%	514.9	37.9%	303.7	29.4%
Sawn Timber(*)	219.2	16.4%	208.0	15.3%	192.6	18.7%
Forestry	32.8	2.5%	35.8	2.6%	35.8	3.5%
Others	8.0	0.6%	9.3	0.7%	7.7	0.7%

TOTAL	1,334.9	100%	1,358.7	100%	1,031.2	100%

(*)	Pulp, Panels and Sawn Timber division sales include energy

Consolidated Sales

Arauco’s consolidated sales for the third quarter of 2013 reached US$ 1,334.9 million, 1.7% lower than the US$ 1,358.7 million obtained during the second quarter of 2013. The main variances during this quarter were (i) a decrease in total sales of our pulp business, with a 1.3% decrease in average prices and a 1.3% increase in volume sales; (ii) a decrease in panels products, mainly explained by a decrease of 1.4% in average prices, partially offset by an increase of 1.2% in volume sales; and (iii) an increase in total sales of our sawn timber business, with a 7.2% increase in average prices and a 0.5% increase in volume sales.

Compared to the US$ 1,031.2 million obtained in the third quarter of 2012, consolidated sales were 29.5% higher, mainly explained by a 65.3% increase in total sales of our panels business, a 16.6% increase in total sales from our pulp business and a 13.8% increase in total sales of our sawn timber business.

Sales by Business Segment 3Q 2013

Interim Review Third Quarter 2013 Results

November 22th, 2013

Production

During the third quarter of 2013, production volume of our Pulp business increased at 817 thousand Adt, a 2.9% increase compared to the 794 thousand Adt produced in the previous quarter. This was mainly due to a maintenance stoppage at Arauco mill during the second quarter of this year. Production volume in our panels division increased 2.9% or 38 thousand m3 when compared to the previous quarter. This was mainly as a result of the startup of the new capacity from the second Jaguariaiva MDF line, which started in February 2013. The production volume from our Sawn timber division increased at 733 thousand m3, a 4.6% increase when compared to the second quarter of 2013.

Compared to the third quarter of 2012, production volume increased 12.5% in our pulp division. Our panel’s production increased 82.3%, mainly due to Flakeboard, which started consolidating in the fourth quarter of 2012. Our sawn timber production increased 11.2%.

Production by Business Segment

Interim Review Third Quarter 2013 Results

November 22th, 2013

EBITDA Composition
In U.S. Million	3Q 13	2Q 13	3Q 12	QoQ	YoY	YTD 2013	YTD 2012	YoY

Net Income	117.0	162.5	(56.7)	-28.0%	-306.3%	373.0	58.8	534.6%
Financial costs	59.7	57.5	45.1	3.7%	32.4%	173.2	148.5	16.6%
Financial income	(4.2)	(6.6)	(4.0)	-36.5%	5.3%	(16.3)	(12.9)	26.5%
Income Tax	29.3	39.0	148.7	-25.0%	-80.3%	83.9	162.1	-48.2%
EBIT	201.8	252.5	133.0	-20.1%	51.7%	613.8	356.5	72.2%
Depreciation & amortization(*)	95.0	74.0	60.6	28.3%	56.7%	238.5	176.3	35.3%
EBITDA	296.8	326.5	193.7	-9.1%	53.2%	852.4	532.8	60.0%
Fair value cost of timber harvested	87.2	82.6	79.7	5.6%	9.4%	242.3	232.2	4.4%
Gain from changes in fair value of biological assets	(66.0)	(69.0)	(94.1)	-4.5%	-29.9%	(202.6)	(171.5)	18.1%
Exchange rate differences	1.4	5.8	9.6	-76.6%	-85.8%	9.2	15.8	-41.6%
Adjusted EBITDA	319.4	345.9	188.9	-7.7%	69.1%	901.3	609.2	47.9%

(*)	Includes US$ 19 million in amortization of investments in temporary forestry roads; one-time effect during this third quarter of 2013.

EBITDA

Consolidated Adjusted EBITDA for the third quarter of 2013 was US$ 319.4 million, 7.7% or US$ 26.5 million lower than the US$ 345.9 million reached during the previous quarter. This increase is mainly explained by a lower EBIT of 20.1% or US$ 50.7 million compared to the previous quarter. This was partially offset by a US$ 4.5 million decrease in exchange rate differences. In terms of EBITDA by business, during this third quarter of the year we achieved an increase in our Sawn Timber and Panels divisions of 11.2% and 7.2%, respectively, and a decrease in our pulp and forestry division of 6.9% and 0.9% respectively. The decrease in our pulp EBITDA is mainly explained by a decrease in energy sales compared to the previous quarter.

Consolidated Adjusted EBITDA for the third quarter of 2013 was higher by 69.1% or US$ 130.5 million than the US$ 188.9 million reached in the same period of 2012.

Adjusted EBITDA Variation by Business Segment 2Q13 - 3Q13

(In US$ Million)

Interim Review Third Quarter 2013 Results

November 22th, 2013

Operating Income

Arauco’s consolidated operating income during the third quarter of the year reached US$ 142.5 million, a decrease of 15.3% or US$ 25.8 million compared to the US$ 168.2 million obtained during the second quarter of 2013. In terms of costs, during the third quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 1.6% and 3.5% respectively, when compared to the second quarter of 2013. As a percentage of revenues, our Selling and Administrative Expenses was 19.9%, a decrease if compared to the previous quarter that reached 21.1% of total revenues.

During the third quarter of 2013, Arauco’s operating income was 474.0% or US$ 117.6 million higher than the US$ 24.8 million reached in the same quarter of 2012. This is mainly due to an increase in Gross Margin by 59.9% or US$ 153.0 million and partially offset by an increase of 15.3% or US$ 35.4 million in Selling and administrative expenses.

Net Income

Net income for the third quarter of 2013 was US$ 117.0 million, a decrease of 28.0% or US$ 45.5 million compared to the US$ 162.5 million obtained in the second quarter of the year. This is mainly explained by a decrease in Operating income of 15.3% or US$ 25.8, an 11.6% or US$ 11.8 million decrease in Other operating income and a 37.5% or US$ 6.5 million increase in Other operating expenses. Income tax during the third quarter had a 25.0% or US$ 9.7 million decrease mainly as a result of lower Pre-tax income.

Compared to the loss of US$ 56.7 million obtained in the third quarter of 2012, consolidated net income was US$ 173.7 million higher during the third quarter of 2013, mainly explained by a 59.9% or US$ 153.0 million increase in Gross Margin and an 80.3% or US$ 119.4 million decrease in Income Taxes. The decrease in Income Taxes was mainly due to the Chilean Law Decree N°20.630, published on September 27th, 2012 that increased Chilean Corporate Tax to 20% and impacted our Income Tax in our third quarter of 2012. This net income increase was partially offset by a decrease of 30.7% or US$ 39.7 million in Other Operating Income and a 15.3% or US$ 35.4 million, and a 32.4% or US$ 14.6 million increase in Selling and Administrative Expenses and Financial costs, respectively.

Net Income Variation by Item 2Q13 - 3Q13

(In US$ Million)

Interim Review Third Quarter 2013 Results

November 22th, 2013

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached US$ 572.9 million (including energy sales) for the third quarter of 2013, a decrease of 3.0% compared to the previous quarter. This decrease was mainly due to lower average prices of 1.3% and lower energy sales, and partially offset by higher volumes sales of 1.3%.

When compared with the same period of 2012, pulp sales increased 16.6%, mainly due to higher average prices of 5.4%, higher sales volume of 8.7% and higher energy sales.

During the third quarter of the year, price trends behaved differently depending on the pulp grade. For unbleached pulp, mainly used for packaging paper, the tendency changed and it consolidated significant increases (approx. 5%) during this quarter. Softwood prices in general remained stable and only in September it increased 1.5%, but we estimate this trend will continue for the fourth quarter. For hardwood, the situation is different, prices dropped during this quarter in most of the markets.

Price trends reflected global inventory changes. During the third quarter, inventories for long fiber remained stable and showed a decline of 2 days respect to the same period of 2012. Short fiber inventories rose about 3-5 days when compared to the same period of 2012.

Asia in general showed good demand; however, the growth did not increase at the same pace than the installed capacity. For printing & writing paper there was oversupply, hindering the transfer of costs to prices, even stock levels in this type of paper has rose pushing prices downward. This effect was specially reflected in China, Korea and Taiwan, these three countries are important producers of printing & writing paper for domestic and export markets. Supply in Asia increased and kept prices under pressure, especially in short fiber. For long fiber the supply was more limited and showed a positive trend in prices. The new capacity that entered a few months ago did not operate very well and these new volumes have been limited. Seasonal effects began at the end of the quarter and therefore there is optimism in prices for both fibers. Another important market is Tissue; this industry continues growing in Asia and particularly in China, replacing part of the pulp demand that has been lost in printing & writing paper.

Europe apparently did not bottom during this quarter, but the consumption began to stabilize in some paper industries, even some increases in some types of graphic papers, such as magazine papers. In others types of paper, the oversupply as a consequence of the economic adjustments and the replacement for electronic medias, continued, and we expect more capacity closures, companies consolidations, etc. For example in Germany, printing & writing paper production dropped 5.6% in September 2013 when compared to the same period in 2012, but other papers, such as Tissue and specialty papers have rose 5.1% and 2.4%, respectively.

Latin America began very active with good prices, and this last quarter also showed demand increases in North America for Tissue, unbleached pulp and for the fibrocement industry that is directly related to the construction activity.

The fluff market for diaper industry also could be improved by the increase in demand in North America and a lower pressure to ship fluff to different countries, such as Brazil, an important market for our fluff; and North America, one of the biggest and competitive producers.

For the last quarter of 2013, we expect better demand and prices, confirming the trend that began at the end of the third quarter.

During the third quarter, production levels were good and in line with our plans. We met production and sale targets. There were no especial events that may affect the production and sales.

Interim Review Third Quarter 2013 Results

November 22th, 2013

2- Sawn Timber Division

Our Sawn Timber division had total sales of US$ 219.2 million for the third quarter of 2013, representing a 5.4% increase compared to the previous quarter. This increase was mainly due to higher average prices of 7.2% and higher sales volume of 0.5%.

When compared with the same period of 2012, sawn timber and remanufactured wood products sales increased 13.8%, mainly due to higher sales volume and average prices of 8.0% and 6.0%, respectively.

The real estate and construction markets in the United States has remained around 900,000 units in housing starts during the third quarter of the year and continues to advance over the previous year. The Housing Starts Index reached 891,000 units per year in August, 19.0% higher than the same month last year. Current construction levels continue low compared to the historical 10 years average. During the third quarter, the sale price of moldings in the United States showed a slight increase when compared to the previous quarter.

During the third quarter of this year, timber markets continued a positive trend in volumes and prices. Sales orders have increased and prices have been slightly higher in most of the markets we sell.

3- Panels Division

Panel’s sales reached US$ 502.0 million in the third quarter of this year, a decrease of 2.5% when compared to the US$ 514.9 million obtained in the second quarter of the year. This is mainly explained by a decrease in average prices of 1.4%, partially offset by a 1.2% increase in volume sales.

The panels division (MDF, PBO, Plywood and HB) closed the third quarter of the year with an increase of 65% in sales compared to the same quarter of 2012 and a 62% in accumulated sales respect to the same period of 2012.

On the other hand, volume sales increased 1.2% when compared to the previous quarter of the year and 73% compared to the third quarter of 2012, accumulating a 66% of growth. This strong growth over the previous year reflects the consolidation of Flakeboard in North America.

During the third quarter of the year, plywood sales volume had a 10% drop compared to the second quarter of this year. This is mainly explained by a lower production level principally associated to the startup process of new equipment.

In the case of MDF, sales volume increased 3% respect to the second quarter of 2013. This increase is explained by higher sales in Latin American markets such as Brazil, Argentina and Mexico. Compared to the same quarter of 2012, MDF volume sales showed a rise 69% which is explained by an increase of supply from Flakeboard in North America and also because of the start of the new MDF line in Jaguariaiva, Brazil.

Sales volume of PBO grew 2% when compared to the second quarter of this year, which highlights the increase in sales of melamine to Mexico. Compared to the same quarter of 2012, particleboard sales volume increased 164%. This increase is mainly explained by the contribution of sales coming from our operations in North America and by a higher volume of our Teno Plant in Chile. Sales of MDF moldings showed a higher demand in the North American market, which goes in line with the recovery of the Housing Starts Index.

Interim Review Third Quarter 2013 Results

November 22th, 2013

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 2,788.2 million at the end of the third quarter of 2013, a decrease of 9.5% or US$ 293.4 million compared to the US$ 3,081.6 million obtained in the second quarter of 2013. When compared with the US$ 2,558.6 million reached in the same period last year, there was an increase of 9.0% or US$ 229.6 million.

•	Cash and cash equivalents:

As of September 2013 our cash balance reached US$ 543.7 million, a decrease of 27.2% or US$ 202.7 million when compared to the US$ 746.4 million reached in the previous quarter, mainly due to a US$ 300 million credit agreement obtained in June 2013 and a US$ 300 million bond that matured in July.

In the third quarter of 2012, our cash and equivalents reached US$ 370.3 million. This was lower by 46.8% or US$ 173.4 million compared to September 2013.

•	Accounts receivables:

Accounts receivables reached US$ 731.4 million during the third quarter of 2013, a decrease of 9.6% or US$ 77.8 million compared to the second quarter of the year. When compared to the same quarter of 2012, accounts receivables decreased 5.8% or US$ 45.1 million.

Non-Current Assets

Non-current assets remain stable at US$ 10,793.5 million at September 2013, a US$ 5.1 million decrease compared to the second quarter of the year. When compared with the US$ 10,885.6 million reached in the same period last year, there was a decrease of 0.8% or US$ 92.1 million.

Interim Review Third Quarter 2013 Results

November 22th, 2013

Financial Debt

Arauco’s consolidated financial debt as of September 30, 2013 reached US$ 4,204.2 million, a decrease of 9.1% or US$ 422.1 million when compared to the previous quarter. This is mainly explained by the payment of the US$ 300 million Yankee bond matured on July 9 and a decrease of US$ 85 million in pre export financing loans compared to the previous quarter. When compared to September 2012, our financial debt decreased 3.1% or US$ 136.4 million.

Our consolidated net financial debt decreased 5.7% or US$ 219.4 million when compared with June of this year. Compared with the same quarter of 2012, our consolidated net financial debt decreased 7.8% or US$ 309.8 million.

Financial Debt
In U.S. Million	September 2013	June 2013	September 2012

Short term financial debt	439.6	853.1	708.5
Long term financial debt	3,764.7	3,773.2	3,632.1
TOTAL FINANCIAL DEBT	4,204.2	4,626.3	4,340.6

Cash and cash equivalents	543.7	746.4	370.3

NET FINANCIAL DEBT	3,660.6	3,879.9	3,970.4

Financial Debt Profile

(In U.S. Million)

Interim Review Third Quarter 2013 Results

November 22th, 2013

FINANCIAL RATIOS

Financial Ratios

	3Q 13	2Q 13	3Q 12	YTD 2013	YTD 2012
Profitability
Gross margin	30.6%	33.4%	24.8%	30.9%	27.3%
Operating margin	10.7%	12.4%	2.4%	10.6%	5.7%
LTM(1) Adjusted EBITDA margin	23.1%	21.8%	23.7%	23.1%	23.7%
ROA (EBIT / Total assets)	5.9%	7.3%	4.0%	6.0%	3.6%
LTM ROCE (EBIT x (1–tax rate) / (Working Cap+Fixed assets)	6.1%	3.8%	3.2%	6.1%	3.2%
ROE (Net income / Equity)	6.6%	9.2%	-3.3%	7.0%	1.1%

Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	4.5x	4.3x	5.0x	4.5x	5.0x
Net financial debt / Adjusted EBITDA LTM	3.1x	3.7x	4.1x	3.1x	4.1x
Financial debt / Total capitalization(2)	37.2%	39.7%	38.5%	37.2%	38.5%
Net financial debt / Total capitalization	32.4%	33.3%	35.2%	32.4%	35.2%
Financial debt / Shareholders’ equity	59.8%	66.4%	63.4%	59.8%	63.4%
Net financial debt / Shareholders’ equity	52.1%	55.7%	58.0%	52.1%	58.0%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review Third Quarter 2013 Results

November 22th, 2013

THIRD QUARTER AND SUBSEQUENT EVENTS

ARAUCO’s Forestry Business obtains FSC™ certification (FSC-C108276)

On September 10, 2013, the FSC™-accredited certification body, Woodmark, issued certificate number SA-FM/COC-004173 to ARAUCO, verifying that all the company’s forest holdings in Chile are being managed in compliance with the rigorous standards of the Forest Stewardship Council™. The certificate is valid for a period of five years and independent third-party audits of ARAUCO’s forest operations will be conducted annually to verify continued compliance with this standard.

This certification highlights ARAUCO’s commitment to continue improving and adapting its processes and practices according to the FSC™ Principles and Criteria.

Nueva Aldea’s Plywood Mill will be ready to produce at the end of this year

After the wildfire that destroyed our Nueva Aldea’s Plywood Mill in December 2011, we have been rebuilding the mill and as of the date of this report it is near completion. The facility will have an annual production capacity of 350,000 m3 and we expect the start-up process to begin in December 2013.

Montes del Plata project timetable updated

Montes del Plata, a joint venture between Stora Enso and ARAUCO in Uruguay, announced it rescheduled its start-up process for the first quarter of 2014. The project is well underway and its construction is 94 percent complete. At this moment, the main objective is to achieve perfect commissioning of the equipment, which is a key factor to ensure a successful start-up.

Interim Review Third Quarter 2013 Results

November 22th, 2013

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	3Q 13	2Q 13	3Q 12

Revenue	1,334.9	1,358.7	1,031.2
Cost of sales	(926.5)	(904.3)	(775.8)
Gross Income	408.4	454.4	255.4
Other operating income	89.6	101.3	129.3
Distribution costs	(131.8)	(151.4)	(115.8)
Administrative expenses	(134.2)	(134.8)	(114.8)
Other operating expenses	(23.8)	(17.3)	(15.4)
Other income (loss)	0.0	0.0	(0.0)
Financial income	4.2	6.6	4.0
Financial costs	(59.7)	(57.5)	(45.1)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(5.1)	6.0	3.9
Exchange rate differences	(1.4)	(5.8)	(9.6)
Income Before Income Tax	146.3	201.5	91.9
Income tax	(29.3)	(39.0)	(148.7)
Net Income	117.0	162.5	(56.7)
Profit attributable to parent company	102.6	150.0	(58.2)
Profit attributable to non- parent company	14.5	12.5	1.5

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2013 Results

November 22th, 2013

Consolidated Balance Sheet

In U.S. Million	3Q 13	2Q 13	3Q 12

Cash and cash equivalents	543.7	746.4	370.3
Other financial current assets	1.0	1.4	0.9
Other current non-financial assets	184.9	193.7	249.8
Trade and other receivables, net	731.4	809.2	776.5
Related party receivables	150.8	124.9	7.8
Inventories	855.1	854.4	844.3
Biological assets, current	258.1	293.2	221.5
Tax receivables	48.4	45.3	72.6
Non-current assets classified as held for sale	14.8	13.1	14.9
Total Current Assets	2,788.2	3,081.6	2,558.6
Other non-current financial assets	61.4	54.9	65.6
Other non-current and non-financial assets	122.4	125.2	111.8
Non-current receivables	5.4	5.4	132.8
Investments accounted through equity method	1,048.5	1,054.0	1,007.7
Intangible assets	98.5	21.6	19.0
Goodwill	79.6	54.4	59.1
Property, plant and equipment	5,774.5	5,898.7	5,853.7
Biological assets, non-current	3,478.7	3,431.2	3,488.9
Deferred tax assets	124.6	143.0	147.0
Total Non-Current Assets	10,793.5	10,788.4	10,885.6

TOTAL ASSETS	13,581.7	13,870.0	13,444.2

Other financial liabilities, current	439.9	853.5	710.6
Trade and other payables	517.2	495.9	474.9
Related party payables	11.4	9.4	11.8
Other provisions, current	9.0	8.8	9.6
Tax liabilities	5.0	2.7	2.0
Current provision for employee benefits	3.9	3.7	3.9
Other current financial liabilities	184.3	141.4	88.9
Total Current Liabilities	1,170.7	1,515.5	1,301.7
Other non-current financial liabilities	3,772.6	3,785.4	3,638.6
Other non-current provisions	22.3	19.4	11.5
Deferred tax liabilities	1,390.4	1,387.9	1,413.9
Non-current provision for employee benefits	43.1	41.1	42.5
Other non-current financial liabilities	85.1	83.5	108.4
Total Non-Current Liabilities	5,313.3	5,317.3	5,214.9
Non-controlling participation	71.0	67.2	76.4
Net equity attributable to parent company	7,026.7	6,970.0	6,851.3

TOTAL LIABILITIES AND EQUITY	13,581.7	13,870.0	13,444.2

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2013 Results

November 22th, 2013

Consolidated Statement of Cash Flows

In U.S. Million	3Q 13	2Q 13	3Q 12

Collection of accounts receivables	1,409.6	1,428.2	1,065.0
Collection from insurance claims	0.0	0.0	70.0
Other cash receipts (payments)	129.3	115.2	70.4
Payments of suppliers and personnel (less)	(1,077.9)	(1,276.1)	(1,018.8)
Dividends and other distributions received	0.0	0.0	4.0
Interest paid and received	(62.4)	(35.0)	(50.2)
Income tax paid	(10.2)	(16.3)	(18.4)
Other (outflows) inflows of cash, net	(0.1)	0.5	0.3
Net Cash Provided by (Used in) Operating Activities	388.3	216.4	122.2
Capital Expenditures	(166.8)	(132.2)	(372.4)
Other investment cash flows	5.0	33.3	(17.3)
Net Cash Provided by (Used in) Investing Activities	(161.8)	(98.9)	(389.7)
Proceeds from borrowings	77.4	544.5	368.9
Repayments of borrowings	(493.1)	(236.4)	(199.6)
Dividends paid	(10.8)	(59.1)	(4.7)
Other inflows of cash, net	(0.0)	(2.5)	(0.1)
Net Cash Provided by (Used in) Financing Activities	(426.5)	246.5	164.4

Total Cash Inflow (Outflow) of the Period	(200.1)	364.0	(103.1)

Effect of exchange rate changes on cash and cash equivalents	(2.6)	(12.1)	2.5
Cash and Cash equivalents, at beginning of the period	746.4	394.5	470.8

Cash and Cash Equivalents at end of the Period	543.7	746.4	370.3

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 2461 7221

Jorge Molina

jorge.molina.mendez@arauco.cl

Phone: (56-2) 2461 7569